                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 1-10485
                            CUSIP NUMBER: 902252 10 5

Check one: [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For The Transition Period Ended: Year ended 12/31/00

The notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 10 - 13

--------------------------------------------------------------------------------

PART I. - REGISTRANT INFORMATION

A.       Full Name of Registrant - Tyler Technologies, Inc.

B.       Address of Principal Office - 2800 W. Mockingbird Lane

C.       City, State and Zip Code - Dallas, TX 75235

PART II. - RULES 12b-25(b) AND (c)

The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]      (c)      The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III. - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         On April 23, 2001, two of the Registrant's independent directors resigned, thereby making the prepared filing incomplete and misleading. The Registrant anticipates the prompt nomination of new independent directors to fill the created vacancies and will file the subject report within the time specified by Rule 12b-25.

PART IV. - OTHER INFORMATION

1.       Name of Person to Contact in Regard to this Notification:
         H. Lynn Moore, Jr., (214) 902-5099
         Vice President, General Counsel, and Secretary

2. Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                            Tyler Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       April 30, 2001

By:         /s/ H. Lynn Moore, Jr.

Name:       H. Lynn Moore, Jr.

Title:      Vice President, General Counsel, and Secretary